

June 28, 2011

Via E-Mail
Nick H. Varsam, Esq.
Vice President, General Counsel and Corporate Secretary
Thermadyne Holdings Corporation
16052 Swingley Ridge Road, Suite 300
Chesterfield, Missouri 63017

> **Re:** **Thermadyne Holdings Corporation**
> **Amendment no. 2 to Registration Statement on Form S-4**
> **Filed June 20, 2011**
> **File No. 333-173322**

Dear Mr. Varsam:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 60

Liquidity and Capital Resources, page 68

2010 Successor Period (December 3, 2010 to December 31, 2010)

1. We note the first and second paragraphs under financing activities appear to present the same information. Please advise or revise.

Exhibit 5.1

2.   Refer to the final paragraph on page 2. Counsel may rely on another opinion of counsel
        to establish the matters assumed in this paragraph, but may not assume them, as counsel
        has done here. Please revise as appropriate.

3.   We note your response to our prior comment 20. However, please tell us how counsel
        was able to opine that "each Guarantee provided for in the Indenture will constitute a
        valid and binding obligation of the Guarantor that is a party thereto" given counsel's
        qualification that they "express no opinion as to whether each of the Domestic
        Guarantors may guarantee or otherwise be liable for, or pledge such Domestic
        Guarantor's assets to secure, indebtedness incurred by the Company except to the extent
        that such Domestic Guarantor may be determined to have benefited from the incurrence
        of the indebtedness by the Company."

Exhibit 5.2

4.   We note your response to prior comment 22 from our letter dated June 10, 2011 and prior
        comment 45 from our letter dated May 2, 2011; however, counsel may not limit its
        opinion to an exclusive list of matters or documents it considered in reaching its opinion.
        Please revise as appropriate to remove these exclusive lists.

5.   We note your response to our prior comment 23; however, we consider it inappropriate to
        make certain assumptions for the following reasons:

        a. the matters covered by items (e), (n), and (s) of section 6 can be addressed in an
            officer's certificate;
        b. the assumption in item (k) is a matter of investigation that counsel should make in
            order to render its opinion;
        c. the item in paragraph (m), based upon a reading of the referenced statute, appears
            to be related to matters upon which parties contracting with an Australian
            company are entitled to rely, not counsel hired to provide a legal opinion;
        d. with respect to the assumptions contained in paragraph (o) and (q), counsel must
            limit these assumptions to matters of which its client is not aware; and
        e. item (p) appears to be a legal conclusion.

    Please revise to remove these assumptions.

6.   Counsel may not limit reliance. Please revise to remove any such suggestion from
        paragraph 9.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tara Harkins at (202) 551-3639 or Lynn Dicker at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

CC (via e-mail): Todd M. Kaye, Esq. – Bryan Cave LLP